Filed by SEACOR Holdings Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                   Subject Company:  Seabulk International, Inc.
                                                    Commission File No.  0-28732


Set forth below is the text of a communication sent to SEACOR employees by SEACOR Holdings Inc. This is being filed pursuant to Rule 425 under the Securities Act of 1933.



To all SEACOR Employees:

Today we announced a merger agreement with Seabulk International, Inc, a company based in Ft. Lauderdale, FL. Most of you know of Seabulk's offshore support vessel operations which involves approximately 110 vessels in the Gulf of Mexico, Middle East, Asia, Mexico, Brazil and West Africa. In addition, Seabulk operates 10 U.S. Jones Act Product/Chemical tankers, two modern international product tankers and a fleet of 26 harbor tugs.

The merger is expected to take several months to complete (closing is estimated at the end of the second quarter 2005) and is subject to a number of approvals including the approvals of Seabulk's and SEACOR's shareholders, and Hart Scott Rodino (antitrust) clearance. The main terms of the merger agreement are contained in the press release and a copy can be found on our corporate website (www.seacorholdings.com).

We are exited about the proposed merger in that it will create an energy services and marine transportation company which will be focused on five main business segments (1) offshore support vessels, (2) U.S. Jones Act tankers, (3) inland rivers services (barges), (4) environmental services, and (5) helicopter services. Additionally, the combined company will have investments in the international product tanker and dry-cargo vessel markets.

The combined company will also enjoy an expanded geographic footprint and more financial flexibility which should create a solid operating platform for the future and give us an opportunity to serve our world-wide customers better than ever before.

Once the combination has been approved we will have to integrate our offshore support vessel operations and we are looking forward to welcoming the Seabulk employees to our combined company. They have shown that they can run a high quality operation and we believe they can add value to our combined future.

I realize there will be many questions that come up in a process such as this and I would like to let you know that within a few weeks we will file a so-called merger proxy statement with the SEC which will detail some of the issues involved in this process and I would encourage all of you to read it when it becomes available.

Sincerely,

Charles Fabrikant